SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934


            AMERICAN INDEMNITY FINANCIAL CORPORATION
            ________________________________________
                        (Name of Issuer)

                 Common Stock, $3.33 1/3 par value
                 ______________________________
                 (Title of Class of Securities)

                          026759-10-0
                 ______________________________
                         (CUSIP Number)

        Henry W. Hope, Esq., Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100, Houston, Texas 77010-3095, Tel. No.(713) 651-5459
____________________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       October 21, 1988
    ______________________________________________________
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                               Page 1 of 12 Pages

     CUSIP NO. 026759-10-0       13 D            Page 2 of 12 Pages
     ___________________________________________________________________

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            J. Fellman Seinsheimer, III
     ___________________________________________________________________

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]

                                                                (b)  [x]
     ____________________________________________________________________
     3      SEC USE ONLY


     ____________________________________________________________________
     4      SOURCE OF FUNDS

            OO
     ____________________________________________________________________
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]
     ____________________________________________________________________
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
     ____________________________________________________________________

     NUMBER OF       7     SOLE VOTING POWER

      SHARES               9,700 shares
                     ___________________________________________________
   BENEFICIALLY      8     SHARED VOTING POWER

     OWNED BY              104,110 shares
                     ___________________________________________________
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              9,700 shares
                     ___________________________________________________
   PERSON WITH       10    SHARED DISPOSITIVE POWER

                           104,110 shares
     ____________________________________________________________________
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,810 shares
     ____________________________________________________________________
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                                                                  [x]
     ____________________________________________________________________
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
     ____________________________________________________________________
     14     TYPE OF REPORTING PERSON*

            IN
     ____________________________________________________________________

Item 1.   Security and Issuer.

       This Schedule 13D relates to the common stock, $3.33 1/3 par value (the "Common Stock"), of American Indemnity Financial
Corporation, a Texas corporation ("AIFC").

       The address of the principal executive office of AIFC is One American Indemnity Plaza, Galveston, Texas 77550.


Item 2.   Identity and Background.

      (a) J. Fellman Seinsheimer, III
      (b) One American Indemnity Plaza, Galveston, Texas 77550
      (c) Not applicable
      (d) Not applicable
      (e) Not applicable
      (f) U.S.A.


Item 3.   Source and Amount of Funds or Other Consideration.

       Pursuant to powers of attorney dated December 1, 1980, and September 20, 1995 (collectively, the "Powers of Attorney"), J.
F. Seinsheimer, Jr. granted to his son, J. Fellman Seinsheimer, III, the power to vote and dispose of certain shares of Common Stock beneficially owned by J. F. Seinsheimer, Jr. No consideration was paid by J. Fellman Seinsheimer, III to J. F. Seinsheimer, Jr. in connection with the execution of the Powers of Attorney.

       Pursuant to the terms of the documents which established the Jessie Lee Seinsheimer Trust (the "Seinsheimer Trust"), J. Fellman Seinsheimer, III and J. F. Seinsheimer, Jr., as co-trustees of such trust, share the power to vote and dispose of the shares of the Company's Common Stock owned by the Seinsheimer Trust. No consideration was paid by J. Fellman Seinsheimer, III or J. F. Seinsheimer, Jr. in connection with being named co-trustees of the Seinsheimer Trust.

Item 4.   Purpose of Transaction.

       The purpose of the Powers of Attorney is to permit J. Fellman Seinsheimer, III to vote and dispose of certain shares of
Common   Stock   beneficially  owned  by  his   father,   J.   F.
Seinsheimer, Jr., if J. F. Seinsheimer, Jr. is unable to do so or if J. F. Seinsheimer, Jr. requests J. Fellman Seinsheimer, III to take such actions. To date, J. F. Seinsheimer, Jr. has exercised sole voting and dispositive power over all shares of Common Stock
he   beneficially   owns  and  has  not  requested   J.   Fellman
Seinsheimer, III to take any actions with respect to such shares. As of February 5, 1996, however, J. F. Seinsheimer, Jr. has requested J. Fellman Seinsheimer, III to exercise the powers granted under the Powers of Attorney to vote and dispose of certain shares of Common Stock beneficially owned by J. F. Seinsheimer, Jr. Neither J. Fellman Seinsheimer, III nor, to J. Fellman Seinsheimer, III's knowledge, J.F. Seinsheimer, Jr., has any plans or proposals with respect to the shares of Common Stock, which are held for investment.

     Both J. Fellman Seinsheimer, III and J. Fellman Seinsheimer,
Jr. , as co-trustees of the Seinsheimer Trust, share the power to vote and dispose of the shares of the Company's Common Stock owned by such trust.

                                              Page 3 of 12 Pages

Item 5.   Interest in Securities of Issuer.

      (a) Amount Beneficially Owned:  113,810 shares*
          Percent of Class:  5.8%

      (b) J. Fellman Seinsheimer, III:
          Sole Voting Power:   9,700 shares*
          Shared Voting Power:  104,110 shares**
          Sole Dispositive Power:   9,700 shares*
          Shared Dispositive Power:  104,110 shares**

          J. F. Seinsheimer, Jr.:
          Sole Voting Power:  479,444 shares
          Shared Voting Power:  104,110 shares**
          Sole Dispositive Power:  479,444 shares
          Shared Dispositive Power:  104,110 shares**

          * Includes 7,000 shares issuable upon the exercise of options, but does not include 270 shares owned of record by J. Fellman Seinsheimer, III's sons, as to which he disclaims any beneficial ownership or interest.

          **  Pursuant to the Powers of Attorney described above,
          J. Fellman Seinsheimer, III and J. F. Seinsheimer, Jr. share voting and dispositive power over 66,015 shares (3.4%) of the Company's Common Stock owned of record by
          J. F. Seinsheimer , Jr. Additionally , J. Fellman Seinsheimer , III and J. F. Seinsheimer , Jr., as co-trustees of the Seinsheimer Trust, share voting and dispositive power over 38,095 shares (2.0) of the Company's Common Stock owned by such trust.


          Item 2 information for J. F. Seinsheimer, Jr.:

          (a)  J. F. Seinsheimer, Jr.
          (b)  4809 Woodrow, Galveston, Texas 77551
          (c)  Not applicable
          (d)  Not applicable
          (e)  Not applicable
          (f)  U.S.A.

      (c) Not applicable.

      (d) Except as described in Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to the Powers of Attorney described in Items 3 and 4, J. Fellman Seinsheimer, III shares with J. F. Seinsheimer, Jr. voting and dispositive powers over certain shares of Common Stock beneficially owned by J. F. Seinsheimer, Jr. Additionally, pursuant to the terms of the Seinsheimer Trust, J. Fellman Seinsheimer, III and
J. F. Seinsheimer, Jr. share voting and dispositive powers over the shares of Common Stock owned by such trust.

                                                Page 4 of 12 Pages

Item 7.   Material to be Filed as Exhibits.

          7.1  Power of Attorney dated December 1, 1980.

          7.2  Statutory Durable Power of Attorney dated September 20, 1995.






                          SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      February 14, 1996
                                      __________________
                                             Date



                               /s/ J. Fellman Seinsheimer, III
                               ________________________________
                                 J. Fellman Seinsheimer, III



                                                      Page 5 of 12 Pages

                  EXHIBIT INDEX


     7.1  Power of Attorney dated December 1, 1980.


     7.2  Statutory Durable Power of Attorney dated September 20, 1995.






                                                     Page 6 of 12 Pages

                                                            EXHIBIT 7.1
                                                            ___________

              STATUTORY DURABLE POWER OF ATTORNEY
              ____________________________________

NOTICE: THE POWERS GRANTED BY THIS DOCUMENT ARE BROAD AND SWEEPING. THEY ARE EXPLAINED IN THE DURABLE POWER OF ATTORNEY ACT, CHAPTER XII, TEXAS PROBATE CODE. IF YOU HAVE ANY QUESTIONS ABOUT THESE POWERS, OBTAIN COMPETENT LEGAL ADVICE. THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL AND OTHER HEALTH-CARE DECISIONS FOR YOU. YOU MAY REVOKE THIS POWER OF ATTORNEY IF YOU LATER WISH TO DO SO.


THE STATE OF TEXAS       )
                         )
COUNTY OF GALVESTON      )


   I, J. F. SEINSHEIMER, JR., of Galveston County, Texas, my social security number being ###-##-####, appoint J. F.
SEINSHEIMER III, of Galveston County, Texas, as my agent (attorney-in-fact) to act for me in any lawful way with respect to the following initialed subjects:


TO  GRANT ALL OF THE FOLLOWING POWERS, INITIAL THE LINE IN  FRONT
OF (A) AND IGNORE THE LINES IN FRONT OF THE OTHER POWERS.

TO  GRANT  ONE  OR  MORE, BUT FEWER THAN ALL,  OF  THE  FOLLOWING
POWERS, INITIAL THE LINE IN FRONT OF EACH POWER YOU ARE GRANTING.

TO  WITHHOLD  A POWER, DO NOT INITIAL THE LINE IN FRONT  OF  THAT
POWER.  YOU MAY, BUT NEED NOT, CROSS OUT EACH POWER WITHHELD.


INITIAL

J.F.S.     (A)     ALL OF THE POWERS LISTED IN (B) THROUGH (N).
______             YOU NEED NOT INITIAL ANY OTHER LINES IF YOU
                   INITIAL LINE (A).
           (B)     real property transactions;
           (C)     tangible personal property transactions;
           (D)     stock and bond transactions;
           (E)     commodity and option transactions;
           (F)     banking and other financial institutions
                   transactions;
           (G)     business operating transactions;
           (H)     insurance and annuity transactions;
           (I)     estate, trust, and other beneficiary
                   transactions;
           (J)     claims and litigation;

                                                      Page 7 of 12 Pages

           (K)     personal and family maintenance;
           (L) benefits from social security, Medicare, Medicaid, or other governmental programs or civil or military service;
           (M)     retirement plan transactions;
           (N)     tax matters.

                      SPECIAL INSTRUCTIONS

     ON THE FOLLOWING LINES YOU MAY GIVE SPECIAL INSTRUCTIONS LIMITING OR EXTENDING THE POWERS GRANTED TO YOUR AGENT.
     _______________________________________________________
     _______________________________________________________
     _______________________________________________________

     UNLESS  YOU  DIRECT OTHERWISE ABOVE  THIS  POWER  OF
     ATTORNEY  IS  EFFECTIVE IMMEDIATELY AND  WILL  CONTINUE
     UNTIL IT IS REVOKED.


     CHOOSE ONE OF THE FOLLOWING ALTERNATIVES BY CROSSING
     OUT THE ALTERNATIVE NOT CHOSEN:

     (A)     This power of attorney is not affected
             by my subsequent disability or incapacity.

     (B) XXX This power of attorney becomes effective XXX
         XXX upon my disability or incapacity.        XXX

     YOU  SHOULD CHOOSE ALTERNATIVE (A) IF THIS POWER  OF
     ATTORNEY  IS TO BECOME EFFECTIVE UPON THE  DATE  IT  IS
     EXECUTED.

     IF NEITHER (A) NOR (B) IS CROSSED OUT, IT WILL BE ASSUMED
     THAT YOU CHOSE ALTERNATIVE (A).


                                             Page 8 of 12 Pages

   I agree that any third party who receives a copy of this document must act under it. Revocation of the durable power of attorney is not effective as to a third party until the third party receives actual notice of the revocation. I agree to indemnify the third party for any claims that arise against the third party because of reliance on this power of attorney.

  SIGNED this   20th    day of    September     , 1995.


                                /s/ J.F. SEINSHEIMER, JR.
                                _________________________
                                  J. F. SEINSHEIMER, JR.


THE STATE OF TEXAS       )
                         )
COUNTY OF GALVESTON      )


      This document was acknowledged before me on the  20th   day
of   September , 1995, by J.F.SEINSHEIMER, JR.


                                     /s/ SUSAN CHAPA
                          ___________________________________________
                          NOTARY PUBLIC in and for the State of Texas

                         Susan Chapa



                                                 Page 9 of 12 Pages

                                                      EXHIBIT 7.2
                                                      ____________

THE STATE OF TEXAS       )
                         )
COUNTY OF GALVESTON      )



      THAT  I, J. F. Seinsheimer, Jr., of said State and  County,

have MADE,  CONSTITUTED, and APPOINTED, and by these presents  do

MAKE,  CONSTITUTE, and APPOINT J. F. Seinsheimer,  III,  of  said

County and State, my true and lawful attorney, for me and  in  my name,  place  and stead to do any and every act and exercise  any and  every power that I might or could do or exercise through any other  person,  including but not limited to the power  to  enter into  and  take possession of any or all of the lands, tenements,

hereditaments, and real estate to or in which I am or may  be  in any  way  entitled or interested; to contract to sell and  convey the  same or any part thereof to any grantee whomsoever, for such sum, on such terms, and with such agreements as to him shall seem proper;  to  make,  execute, acknowledge, and  deliver  good  and sufficient  conveyances for the same upon any such  consideration and  with  any  such  clauses, covenants, and  agreements  to  be therein  contained  as  my  said attorney  shall  think  fit  and convenient  until  the same shall be sold, to demise,  lease,  or farm  let the said real estate to such person or persons and  for such  rent  as  he  may  see fit; and to  ask,  demand,  recover,

collect, and receive all sums of money which shall become due and owing  to me by means of any such sale, conveyance, or lease,  to take  all  lawful  ways  and means for the recovery  thereof,  to compound  and  agree  for  the same and to  execute  and  deliver sufficient  acquittances, releases, and discharges  therefor,  as well  as of any lien or liens securing any obligation arising  in connection  therewith, make, acknowledge,  execute,  and  deliver oil,  gas and/or other mineral lease of such real estate  or  any part  thereof,  alone, or in connection with any such  leases  of other  persons,


                                          Page 10 of 12 Pages
under such working of lease or leases as  he  may

consider to be proper; sell, assign, and transfer shares of stock standing in my name on the books of any corporation and for  that purpose to make and execute all necessary acts of assignment  and transfer,  including  the power and the  duty  in  such  case  to deliver  the  certificates representing such shares,  to  endorse thereon  the  assignment  of  such  shares  and  to  receive  the dividends  upon such shares of stock and to vote said  shares  at any an d all times and for any purpose whatsoever; to deposit  in any  bank or savings and loan association all monies which  shall come  to  his  hands as such attorney and all bills of  exchange,

drafts, checks, promissory notes, and other securities for  money payable belonging to me and for that purpose to sign my name  and endorse  the  same either for deposit or for collection,  and  to withdraw  any  and  all said monies, bills of  exchange,  drafts,

checks,  promissory  notes, and other  securities  and  for  that purpose to draw checks in my name, to borrow money and incur such indebtedness as to him may seem proper and to give such  security for said indebtedness as may be deemed by him proper, it being my intention  hereby  to vest in him a full and universal  power  of attorney; and I agree and represent to those dealing with my said attorney-in-fact that this power of attorney may  be  voluntarily revoked  alone by revocation entered of record in the  office  of the County Clerk of Galveston County, Texas.


                                         Page 11 of 12 Pages

     This power of attorney shall not terminate on my disability,

if the same should occur.

     IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of December, 1980.



                                /s/ J. F. SEINSHEIMER, JR.
                                __________________________
                                  J. F. SEINSHEIMER, JR.


THE STATE OF TEXAS       )
                         )
COUNTY OF GALVESTON      )


     BEFORE ME, the undersigned authority, on this day personally appeared J. F. Seinsheimer, Jr., known to me to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he executed the same for the purposes and consideration therein expressed.

      GIVEN UNDER my hand and seal of office this   1st   day  of
December, 1980.

                                     /s/ PATSY MEIER
                                 ________________________
                                 NOTARY PUBLIC in and for
                                 Galveston Co., Texas.

                                 Patsy Meier



                                          Page 12 of 12 Pages